Exhibit 99.1

Media Release

Planegg/Munich, Germany, December 17, 2018

MorphoSys AG: Corporate Calendar 2019

Dear Madam/Sir,

Please note MorphoSys’s financial reporting dates 2019 as follows:

	Publication of Interim Statement / Report	Conference Call
Year-End Results 2018	March 13, 2019 // 10 pm CET (5 pm EDT; 9 pm GMT)	March 14, 2019 // 2 pm CET (9 am EDT; 1 pm GMT)

First Quarter Interim Statement 2019	May 7, 2019 // 10 pm CEST (4 pm EDT; 9 pm BST)	May 8, 2019 // 2 pm CEST (8 am EDT; 1 pm BST)

Half-Year Report 2019	Aug. 6, 2019 // 10 pm CEST (4 pm EDT; 9 pm BST)	Aug. 7, 2019 // 2 pm CEST (8 am EDT; 1 pm BST)

Third Quarter Interim Statement 2019	Oct. 29, 2019 // 10 pm CET (5 pm EDT; 9 pm GMT)	Oct. 30, 2019 // 2 pm CET (9 am EDT; 1 pm GMT)

Annual General Meeting	May 22, 2019

For a direct import of the dates to your calendar, please visit our corporate website:

https://www.morphosys.com/media-and-investors/morphosys-events#company-calendar

With season’s greetings and good wishes for the New Year:

https://www.morphosys.com/xmas-2018/

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the transition of MorphoSys to a fully integrated biopharmaceutical company. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com